Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 22 DATED MAY 9, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007) and supplement no. 21 dated April 5, 2007 (filed with the SEC on April 11, 2007). As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the closing of a $31.2 million junior mezzanine loan; and

•	information with respect to distributions declared for the first quarter of 2007.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of May 5, 2007, we had accepted aggregate gross offering proceeds of approximately $311.5 million.

Investment in Second Tribeca Mezzanine Loan

On May 3, 2007, we, through an indirect wholly owned subsidiary, closed a second junior mezzanine loan investment in the amount of $31.2 million (the “Second Tribeca Mezzanine Loan”) related to the conversion of an eight-story loft building into a ten-story condominium building located at 415 Greenwich Street in New York, New York (the “Tribeca Building”). The investment was funded with proceeds from this offering. The Second Tribeca Mezzanine Loan is in substantially the form of an increase of the First Tribeca Mezzanine Loan described below.

On July 18, 2006, we, through an indirect wholly owned subsidiary, purchased a $15.9 million junior mezzanine loan (the “First Tribeca Mezzanine Loan”) related to the conversion of the Tribeca Building. The purchase price of the First Tribeca Mezzanine Loan was $12.9 million, which was the amount funded to the borrower under the loan to date, plus closing costs. After the closing, we remained obligated to fund an additional amount of approximately $3.0 million under the loan for future costs related to the conversion of the building. We have funded approximately $2.7 million of these costs and the total balance outstanding on the First Tribeca Mezzanine Loan as of May 1, 2007 is approximately $15.6 million.

The Second Tribeca Mezzanine Loan bears interest at a fixed rate of 25% per annum. The Second Tribeca Mezzanine Loan has an initial maturity date of May 1, 2008 with a one-year extension option subject to certain conditions. Prior to maturity, the borrower under the Second Tribeca Mezzanine Loan is required to make monthly interest-only payments to us, with the outstanding principal balance being due at maturity. The Second Tribeca Mezzanine Loan is being used to fund approximately $7.4 million of hard costs and the balance is being used to cover interest reserves and other soft costs related to the conversion of the Tribeca Building.

The First and Second Tribeca Mezzanine Loans are subordinate to senior mortgage loans totaling approximately $103.2 million and a $25.0 million senior mezzanine loan, of which approximately $111.5 million of the senior notes were outstanding as of May 3, 2007.

The First and Second Tribeca Mezzanine Loans are secured by, among other things, a first lien priority pledge of the borrower’s member interest (the “Member Interest”) in 415 Greenwich Senior Mezzanine Owner LLC (the

“Owner Member”). The Owner Member is the sole member in 415 Greenwich Fee Owner LLC (the “Fee Owner”), which is the owner of the Tribeca Building. With respect to certain “bad boy” acts, amounts outstanding under the First and Second Tribeca Mezzanine Loans are guaranteed by the two individuals who have indirect interests in the Tribeca Building.

Pursuant to an intercreditor agreement, our right to payment under the First and Second Tribeca Mezzanine Loans is subordinate to the right to payment of the lenders under a $103.2 million mortgage loan made to the Fee Owner and a $25.0 million senior mezzanine loan made to the Owner Member. The intercreditor agreement provides that in the event of a default under the First and Second Tribeca Mezzanine Loans, we would be entitled to foreclose on the Member Interest and thereby take control and ownership of the Owner Member and the Fee Owner.

Unlike foreclosure under a deed of trust or mortgage, the foreclosure of a member interest entitles the foreclosing party (in this case, our indirect wholly owned subsidiary) to take title to an equity interest rather than actually taking title to the real property. Foreclosure on the Member Interest in this transaction would allow us to take indirect control of the Tribeca Building, subject to the senior debt related to the property.

Information with Respect to Distributions Declared for the First Quarter of 2007

On April 16, 2007, we made a distribution to our stockholders of record each day during the period from March 1, 2007 through March 31, 2007. The dividends were calculated at a rate of $0.0019178 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share. Stockholders may choose whether to have distributions paid in cash or to have cash distributions otherwise payable to them invested in additional shares of common stock through our dividend reinvestment plan. The aggregate amount of the distributions paid on April 16, 2007 was approximately $1.2 million.

In order that our stockholders could begin earning cash dividends, KBS Capital Advisors LLC, our advisor, agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by our board of directors from January 1, 2006 through the period ending May 31, 2007 exceeds the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through May 31, 2007. We are only obligated to reimburse the advisor for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for the stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the advisor.

In addition, the advisor has agreed to defer, without interest, the payment of the asset management fees it has earned for the months of July 2006 through March 2007. Although pursuant to the advisory agreement, the advisor may demand payment of accrued but unpaid asset management fees at any time, the advisor does not intend to request payment of accrued but unpaid asset management fees until our cumulative funds from operations for the period commencing January 1, 2006, plus the amount of the advance from the advisor through the date of payment of the accrued but unpaid asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. In addition, the advisor intends to continue to defer payment of its asset management fee until such time as the cumulative amount of our funds from operations for the period commencing January 1, 2006 plus the amount of the advance from the advisor exceed the cumulative amount of distributions declared and currently payable to our stockholders.

Through April 16, 2007, the advisor had advanced an aggregate of $1.6 million for the payment of distributions and expenses in excess of revenues, all of which is outstanding. As of April 16, 2007, the advisor has also deferred payment of asset management fees it has earned for the months of July 2006 through March 2007 in the amount of approximately $0.9 million.

For the three months ended March 31, 2007, we declared aggregate distributions of $2.8 million and our funds from operations (“FFO”) were $2.2 million. (See the reconciliation of FFO to net income immediately below.) Of the $1.6 million advanced from the advisor to cover distributions and expenses in excess of revenues as of April 16, 2007, $0.7 million was advanced during the three months ended March 31, 2007. Asset management fees earned by the advisor and accrued by us, the payment of which the advisor deferred, were $0.6 million during the three months ended March 31, 2007.

Funds from Operations

We believe that FFO is a beneficial indicator of the performance of any equity REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictability over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

The calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the three months ended March 31, 2007 and 2006, respectively (in thousands except share amounts):

	For the Three Months Ended March 31, 2007	For the Three Months Ended March 31, 2006
Net loss	$(1,633)	$(104)
Add:
Depreciation of real estate assets	2,286	—
Amortization of lease-related costs	1,580	—

FFO	$2,233	$(104)

Weighted-average shares outstanding, basic and diluted	16,362,778	20,000

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